UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                            (Amendment No. _______)*


                  THE SMITH & WOLLENSKY RESTAURANT GROUP, INC.
                  --------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                   831758 10 7
                                   -----------
                                 (CUSIP Number)

                                Alan N. Stillman
                c/o The Smith & Wollensky Restaurant Group, Inc.
                   1114 First Avenue, New York, New York 10021
                                  212-838-2061
                                  ------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                September 5, 2002
                                -----------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

-----------------------------------------                                   --------------------------

    CUSIP No.  831758 10 7                    13D                              Page 2 of 9 Pages
-----------------------------------------                                   --------------------------

---------- -------------------------------------------------------------------------------------------
       1       NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Alan N. Stillman
---------- -------------------------------------------------------------------------------------------
        2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                              (a) [ ]

                                                                                             (b) [ ]
---------- -------------------------------------------------------------------------------------------
        3      SEC USE ONLY

---------- -------------------------------------------------------------------------------------------
        4      SOURCE OF FUNDS

                  PF
---------- -------------------------------------------------------------------------------------------
               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR
        5      2(e)[ ]
---------- -------------------------------------------------------------------------------------------
        6      CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States Citizen
------------------------------------------------------------------------------------------------------
                              7      SOLE VOTING POWER

                                        1,412,119
                          ------ ---------------------------------------------------------------------
         NUMBER OF            8      SHARED VOTING POWER
           SHARES
        BENEFICIALLY                    107,500
           OWNED          ------ ---------------------------------------------------------------------
          BY EACH             9      SOLE DISPOSITIVE POWER
         REPORTING
        PERSON WITH                     1,412,119
                          ------ ---------------------------------------------------------------------
                             10      SHARED DISPOSITIVE POWER

                                        107,500
------------------------------------------------------------------------------------------------------
       11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,519,619
---------- -------------------------------------------------------------------------------------------
       12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]

---------- -------------------------------------------------------------------------------------------
       13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  16.2%
---------- -------------------------------------------------------------------------------------------
       14      TYPE OF REPORTING PERSON

                  IN
---------- -------------------------------------------------------------------------------------------

---------------------------------                     --------------------------

    CUSIP No.  831758 10 7            13D                 Page 3 of 9 Pages
---------------------------------                     --------------------------

               Alan N. Stillman has reported his beneficial ownership interest in The Smith & Wollensky Restaurant Group, Inc., a Delaware corporation (the "Issuer"), on Schedule 13G in accordance with Rule 13d-1(d) since the Issuer's initial public offering in May 2001. On September 5, 2002, Mr. Stillman was granted options (the "Options") to purchase 131,667 shares of the common stock, par value $0.01 per share (the "Common Stock"), of the Issuer, at a price per share of $4.27. As of the date of such grant, the Options had vested as to 50,333 shares of Common Stock Mr. Stillman is filing this Schedule 13D because his acquisition of the Options, together with all other purchases of shares of Common Stock of the Issuer during the immediately preceding 12 months, exceeded two percent of the outstanding shares of Common Stock of the Issuer as disclosed in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2002. The Options vested as to an additional 1,334 shares of Common Stock on December 31, 2002 and will vest as to an additional 20,000 shares of Common Stock on each of May 23, 2003, May 23, 2004, May, 23, 2005 and May 23, 2006.

Item 1.        Security and Issuer.

               The class of equity securities to which this Schedule 13D relates is the Common Stock of the Issuer. The principal executive offices of the Issuer are located at 1114 First Avenue, New York, New York 10021.

Item 2.        Identity and Background.

               This Schedule 13D is being filed by Alan N. Stillman (an individual and a United States citizen), c/o The Smith & Wollensky Restaurant Group, Inc., 1114 First Avenue, New York, New York 10021.

               The principal occupation of Alan N. Stillman is to serve as Chairman of the Board of Directors and Chief Executive Officer of the Issuer. His business address is 1114 First Avenue, New York, New York 10021. The Issuer is a developer, owner and operator of high-end, high-volume restaurants in the United States.

               Alan N. Stillman has not been convicted, during the past five (5) years, in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five (5) years, he has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and was not and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.        Source and Amount of Funds or Other Consideration.

               Of the 198,334 shares of Common Stock that Mr. Stillman acquired in the twelve months preceding the date of this report, 175,000 shares were purchased at an aggregate cost of $716,000.00. No borrowed funds were used for any of these purchases of Common Stock. In addition to the foregoing purchases, Mr. Stillman beneficially acquired 51,000 shares of Common Stock through the vesting of the Options, net of his surrender and the cancellation of vested Options to purchase 27,666 shares of Common Stock. Subsequent to the date of this

---------------------------------                     --------------------------

    CUSIP No.  831758 10 7            13D                 Page 4 of 9 Pages
---------------------------------                     --------------------------

report, on December 31, 2002, Mr. Stillman beneficially acquired an additional 1,334 shares of Common Stock through the vesting of a portion of the Options.

Item 4.        Purpose of Transaction.

               The purpose of the purchases by Mr. Stillman was to acquire shares of Common Stock for investment. In addition to the shares of Common Stock of the Issuer issued pursuant to the Options that provide for periodic vesting thereof, Mr. Stillman may purchase additional shares of Common Stock of the Issuer from time to time depending upon price, market conditions, availability of funds, evaluation of other investment opportunities and other factors. Although Mr. Stillman has no present intention to sell any shares of Common Stock of the Issuer, he could determine from time to time, based upon the same set of factors just listed, to sell some or all of the shares of Common Stock of the Issuer held.

               Except as set forth in this Item 4, Mr. Stillman has no present plan or proposal that relates to or would result in:

               (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

               (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

               (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

               (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

               (e) Any material change in the present capitalization or dividend policy of the Issuer;

               (f) Any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

               (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

               (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

               (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

               (j) Any action similar to any of those enumerated above.

---------------------------------                     --------------------------

    CUSIP No.  831758 10 7            13D                 Page 5 of 9 Pages
---------------------------------                     --------------------------

However, Mr. Stillman reserves the right to formulate plans or proposals relating to or resulting in any of the events specified in paragraphs (a) through (j) of this Item 4.

Item 5.        Interest in Securities of the Issuer.

               (a) As of the date of this report, Alan N. Stillman beneficially owned 1,518,285 shares of the Common Stock of the Issuer, or approximately 16.2% of the outstanding shares (based upon 9,354,266 shares of Common Stock of the Issuer outstanding, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002). As of December 31, 2002, Mr. Stillman beneficially owned 1,519,619 shares of the Common Stock of the Issuer, or approximately 16.2% of the outstanding shares (based upon 9,354,266 shares of Common Stock of the Issuer outstanding, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002).

               (b) Alan N. Stillman directly owns 231,791 shares of Common Stock of the Issuer, over which he has sole voting power and sole dispositive power. Mr. Stillman was granted options to purchase 131,667 shares of Common Stock of the Issuer at a price per share of $4.27. As of the date of this report, the options have vested as to 50,333 shares of Common Stock, on December 31, 2002, the options vested as to an additional 1,334 shares and the options will vest as to an additional 20,000 shares on each of May 23, 2003, May 23, 2004, May 23, 2005 and May 23, 2006.

               The Donna Stillman Trust owns 90,754 shares of Common Stock of the Issuer. Mr. Stillman disclaims beneficial ownership of such shares, and this report shall not be deemed an admission that Mr. Stillman is the beneficial owner of the 90,754 share owned by the Donna Stillman Trust for any purpose. Donna Stillman, Eugene I. Zuriff and Robert D. Villency, the trustees, have the shared power to direct the receipt of dividends and the proceeds of a sale of shares with respect to such 90,754 shares of Common Stock of the Issuer. Mr. Stillman has no voting power nor dispositive power over such 90,754 shares of Common Stock of the Issuer. Donna Stillman (an individual and a United States citizen) has an address at c/o The Smith & Wollensky Restaurant Group, Inc., 1114 First Avenue, New York, New York 10021. Donna Stillman is not employed. To the knowledge of Alan N. Stillman, Donna Stillman has not been convicted, during the past five (5) years, in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five (5) years, to the knowledge of Alan N. Stillman, Donna Stillman has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and was not and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws. Eugene I. Zuriff (an individual and a United States citizen) has a business address at c/o The Smith & Wollensky Restaurant Group, Inc., 1114 First Avenue, New York, New York 10021. The principal occupation of Eugene I. Zuriff is to serve as a financial, expansion and legal consultant to the Issuer. To the knowledge of Alan N.
Stillman, Eugene I. Zuriff has not been convicted, during the past five (5) years, in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five (5) years, to the knowledge of Alan N. Stillman, Eugene I. Zuriff has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and was not and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any

---------------------------------                     --------------------------

    CUSIP No.  831758 10 7            13D                 Page 6 of 9 Pages
---------------------------------                     --------------------------

violation with respect to such laws. Robert D. Villency (an individual and a United States citizen) has a business address at c/o Roche Bobois USA, Ltd., 200 Madison Avenue, New York, New York 10016. The principal occupation of Robert D. Villency is to serve as the Chief Executive Officer of Roche Bobois USA, Ltd., a franchiser of 30 retail stores throughout the United States and Canada, selling contemporary, high-end furniture. To the knowledge of Alan N. Stillman, Robert
D. Villency has not been convicted, during the past five (5) years, in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five (5) years, to the knowledge of Alan N. Stillman, Robert D. Villency has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and was not and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

               Stillman's First, Inc., which may be deemed to be an affiliate of Mr. Stillman, owns 107,500 shares of Common Stock of the Issuer. Mr. Stillman disclaims beneficial ownership of such shares, and this report shall not be deemed an admission that Mr. Stillman is the beneficial owner of the securities for the purposes of Section 16 or for any other purpose, except to the extent of his pecuniary interest therein. Mr. Stillman has shared voting power and shared dispositive power over such shares of Common Stock of the Issuer. Donna Stillman, Mr. Stillman's wife, also has shared voting power and shared dispositive power over such 107,500 shares of Common Stock of the Issuer.

               La Cite, Inc., which may be deemed to be an affiliate of Mr. Stillman, owns 348,191 shares of Common Stock of the Issuer. Mr. Stillman disclaims beneficial ownership of such shares, and this report shall not be deemed an admission that Mr. Stillman is the beneficial owner of the securities for the purposes of Section 16 or for any other purpose, except to the extent of his pecuniary interest therein. Mr. Stillman has sole voting power and sole dispositive power over such shares of Common Stock of the Issuer.

               White & Witkowsky, Inc., which may be deemed to be an affiliate of Mr. Stillman, owns 395,070 shares of Common Stock of the Issuer. Mr. Stillman disclaims beneficial ownership of such shares, and this report shall not be deemed an admission that Mr. Stillman is the beneficial owner of the securities for the purposes of Section 16 or for any other purpose, except to the extent of his pecuniary interest therein. Mr. Stillman has sole voting power and sole dispositive power over such shares of Common Stock of the Issuer.

               Thursday's Supper Pub, Inc., which may be deemed to be an affiliate of Mr. Stillman, owns 385,400 shares of Common Stock of the Issuer. Mr. Stillman disclaims beneficial ownership of such shares, and this report shall not be deemed an admission that Mr. Stillman is the beneficial owner of the securities for the purposes of Section 16 or for any other purpose, except to the extent of his pecuniary interest therein. Mr. Stillman has sole voting power and sole dispositive power over such shares of Common Stock of the Issuer.

               (c) During the sixty days immediately preceding the date of this report, Mr. Stillman acquired shares of Common Stock of the Issuer in open market transactions. Those transactions are shown below:

---------------------------------                     --------------------------

    CUSIP No.  831758 10 7            13D                 Page 7 of 9 Pages
---------------------------------                     --------------------------

                                 Number                                  Cost
        Date Acquired           of Shares         Aggregate Cost       Per Share
        -------------           ---------         --------------       ---------

    August 7, 2002                 5,000             $  17,250           $3.45
    August 8, 2002                40,000               130,000            3.25
    August 9, 2002                10,000                32,500            3.25
    August 22, 2002               10,000                32,900            3.29
    August 23, 2002               20,000                65,200            3.26
    August 26, 2002               15,000                52,500            3.50

               On September 5, 2002, Mr. Stillman was granted Options to purchase 131,667 shares of Common Stock of the Issuer, at a price per share of $4.27. As of the date of such grant, the Options had vested as to 50,333 shares of Common Stock. Subsequent to the date of this report, on December 31, 2002, Mr. Stillman beneficially acquired an additional 1,334 shares of Common Stock through the vesting of a portion of the Options.

               (d) Other than as disclosed in Item 5(b), no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock of the Issuer reported herein.

               (e) Not applicable.

Item 6. Contracts Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

               Mr. Stillman has a written Stock Option Agreement with the Issuer, dated as of September 5, 2002, pursuant to which he has the right to purchase up to 31,667 shares of the Common Stock of the Issuer at an exercise price of $4.27 per share. This option expires on September 5, 2012 and as of December 31, 2002, such option had vested with respect to all 31,667 shares of Common Stock of the Issuer granted thereunder.

               Mr. Stillman has a written Stock Option Agreement with the Issuer, dated as of September 5, 2002, pursuant to which he has the right to purchase up to 100,000 shares of the Common Stock of the Issuer at an exercise price of $4.27 per share. This option expires on September 5, 2012 and as of December 31, 2002, such option had vested with respect to 20,000 shares of Common Stock of the Issuer granted thereunder and will vest as to an additional 20,000 shares of Common Stock of the Issuer granted thereunder on each of May 23, 2003, May 23, 2004, May 23, 2005 and May 23, 2006.

Item 7.        Material to be Filed as Exhibits.

               1. Stock Option Agreement, dated as of September 5, 2002, between the Issuer and Alan N. Stillman, with respect to the grant of an option to purchase 31,667 shares of Common Stock of the Issuer.

---------------------------------                     --------------------------

    CUSIP No.  831758 10 7            13D                 Page 8 of 9 Pages
---------------------------------                     --------------------------

               2. Stock Option Agreement, dated as of September 5, 2002, between the Issuer and Alan N. Stillman, with respect to the grant of an option to purchase 100,000 shares of Common Stock of the Issuer.

---------------------------------                     --------------------------

    CUSIP No.  831758 10 7            13D                 Page 9 of 9 Pages
---------------------------------                     --------------------------

                                    SIGNATURE
                                    ---------

               After reasonable inquiry, and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: March 3, 2003

                                            By:    /s/ ALAN N. STILLMAN
                                                   -----------------------------
                                                   ALAN N. STILLMAN

                                                                       Exhibit 1


                  THE SMITH & WOLLENSKY RESTAURANT GROUP, INC.
                        INCENTIVE STOCK OPTION AGREEMENT


Name of Optionee:  Alan N. Stillman         Grant Number:    96
                 ------------------------                 ----------------------

Address:  322 E. 57th Street                 Grant Date:   September 5, 2002
        ---------------------------------                -----------------------

          New York, NY 10022                 Number of Shares:   31,667
        ---------------------------------                      -----------------

Social Security Number:   ###-##-####        Exercise Price per Share:   $4.27
                        -----------------                              ---------

        THE SMITH & WOLLENSKY RESTAURANT GROUP, INC. (the "Company") and Optionee agree that the Optionee has the right pursuant to this Incentive Stock Option Agreement (the "Agreement") to purchase the Number of Shares of Common Stock of the Company pursuant to THE SMITH & WOLLENSKY RESTAURANT GROUP, INC. 2001 STOCK INCENTIVE PLAN (the "Plan") at the Exercise Price per Share on or before the Expiration Date subject, however, to the terms and conditions of the Plan and those set forth in this Agreement.

        1. Vesting. Subject to the terms of the Plan, this option shall become vested and exercisable on and after the vesting date ("Vesting Date") for each installment as described in the following schedule, but only if the Optionee's Date of Termination has not occurred before the Vesting Date:

                  Installment                      Vesting Date
                  -----------                      ------------

                 30,333 Shares                   September 5, 2002

                  1,334 Shares                   December 31, 2002

This option may be exercised on or after the Date of Termination only as to that portion of the Shares for which it was exercisable immediately prior to the Date of Termination.

        2. Date of Termination. For purposes of this Agreement, the Optionee's "Date of Termination" shall mean the first day occurring after the Grant Date on which the Optionee is not employed by the Company or any of its subsidiaries, regardless of the reason for the termination of employment; provided that a termination of employment shall not be deemed to occur by reason of a transfer of the Optionee between the Company and any subsidiary of the Company or between two subsidiaries of the Company; and further provided that the Optionee's employment shall not be considered terminated while the Optionee is on a leave of absence from the Company or a subsidiary of the Company approved by the Optionee's employer. If, as a result of a sale or other transaction, the Optionee's employer ceases to be a subsidiary of the Company and the Optionee's employer is or becomes an entity that is separate from the Company, then the occurrence of such transaction shall be treated as the Date of Termination of the Optionee.

        3. Expiration Date. Notwithstanding anything to the contrary in Section 1 of this Agreement, this option shall not the exercisable after the Company's close of business on the last business day that occurs prior to the Expiration Date. The "Expiration Date" shall be the earliest to occur of: (a) the ten-year anniversary of the Grant Date; (b) if the Date of Termination occurs by reason of death of the Optionee, the one-year anniversary of such Date of Termination,
(c) if the Date of Termination occurs for any reason other than death of the Optionee or termination of the Optionee by the Company for cause, the three-month anniversary of such Date of Termination, or (d) if the Date of Termination occurs due to a termination of the Optionee by the Company for cause, the day following the Date of Termination.

        4. Method of Option Exercise. This option may be exercised only by delivery to the Company of an exercise notice (in such form as the Company shall prescribe from time to time) specifying the number of Shares which the Optionee elects to purchase accompanied by payment of the Exercise Price per Share for each Share over which the option is being exercised. Purchase of the Shares shall be made by check or any other form of payment that is permitted under the Plan as in effect on the Grant Date.

        5. Tax Withholding. No Shares will be delivered to the Optionee or any other person pursuant to the exercise of this option until the Optionee has made arrangements acceptable to the Company for the satisfaction of all applicable tax withholding obligations.

        6. Delivery of Stock Certificate. Following proper exercise of this option and the withholding of applicable taxes, the Company will deliver to the Optionee a stock certificate for the Shares purchased in accordance with the terms of the Plan and this Agreement.

        7. Transferability. This option is not transferable by the Optionee other than by will or the laws of descent and distribution, and is exercisable, during the Optionee's lifetime, only by the Optionee.

        8. Incentive Stock Option. This option is intended to constitute an "incentive stock option" as that term is used in section 422 of the Code. To the extent that the aggregate fair market value (determined at the time of grant) of Shares with respect to which incentive stock options are exercisable for the first time by the Optionee during any calendar year under all stock option plans of the Company (or any parent or subsidiary of the Company) exceeds $100,000, the options or portions thereof which exceed such limit shall be treated as nonqualified stock options.

        9. Copy of Plan. This option has been granted pursuant to the Plan, a copy of which has been delivered to the Optionee and is also available at the offices of the Company at the Optionee's request.

        10. Definitions. All defined terms not otherwise defined herein shall be as defined in the Plan.

        IN WITNESS WHEREOF, Optionee has executed this Agreement, and the Company has caused this Agreement to be executed in its name, all as of the Grant Date.

                                           THE SMITH & WOLLENSKY
                                           RESTAURANT GROUP, INC.



                                           By:/s/ Alan M. Mandel
                                              -------------------------------
                                              Name:  Alan M. Mandel
                                              Title: Chief Financial Officer


                                           /s/ Alan N. Stillman
                                           ----------------------------------
                                           Optionee

                                                                       Exhibit 2


                  THE SMITH & WOLLENSKY RESTAURANT GROUP, INC.
                        INCENTIVE STOCK OPTION AGREEMENT


Name of Optionee:  Alan N. Stillman         Grant Number:  167
                 -----------------------                 -----------------------

Address:  322 E. 57th Street                Grant Date:  September 5, 2002
        --------------------------------                ------------------------

          New York, NY 10022                Number of Shares:  100,000
        --------------------------------                      ------------------

Social Security Number:  ###-##-####        Exercise Price per Share:  $4.27
                       -----------------                             -----------

        THE SMITH & WOLLENSKY RESTAURANT GROUP, INC. (the "Company") and Optionee agree that the Optionee has the right pursuant to this incentive Stock Option Agreement (the "Agreement") to purchase the Number of Shares of Common Stock of the Company pursuant to THE SMITH & WOLLENSKY RESTAURANT GROUP, INC. 2001 STOCK INCENTIVE PLAN (the "Plan") at the Exercise Price per Share on or before the Expiration Date subject, however, to the terms and conditions of the Plan and those set forth in this Agreement.

        1. Vesting. Subject to the terms of the Plan, this option shall become vested and exercisable on and after the vesting date ("Vesting Date") for each installment as described in the following schedule, but only if the Optionee's Date of Termination has not occurred before the Vesting Date:

               Installment                       Vesting Date
               -----------                       ------------

               20,000 Shares                     September 5, 2002

               20,000 Shares                     May 23, 2003

               20,000 Shares                     May 23, 2004

               20,000 Shares                     May 23, 2005

               20,000 Shares                     May 23, 2006

This option may be exercised on or after the Date of Termination only as to that portion of the Shares for which it was exercisable immediately prior to the Date of Termination.

        2. Date of Termination. For purposes of this Agreement, the Optionee's "Date of Termination" shall mean the first day occurring after the Grant Date on which the Optionee is not employed by the Company or any of its subsidiaries, regardless of the reason for the termination of employment; provided that a termination of employment shall not be deemed to occur by reason of a transfer of the Optionee between the Company and any subsidiary of the Company or between two subsidiaries of the Company; and further provided that the Optionee s employment shall not be considered terminated while the Optionee is on a leave of absence from the Company or a subsidiary of the Company approved by the Optionee's employer. If, as a result of a sale or other transaction, the Optionee's employer ceases to be a subsidiary of the Company and the Optionee's employer is or becomes an entity that is separate from the Company, then the occurrence of such transaction shall be treated as the Date of Termination of the Optionee.

        3. Expiration Date. Notwithstanding anything to the contrary in Section 1 of this Agreement, this option shall not be exercisable after the Company's close of business on the last business day that occurs prior to the Expiration Date. The "Expiration Date" shall be the earliest to occur of: (a) the ten-year anniversary of the Grant Date; (b) if the Date of Termination occurs by reason of death of the Optionee, the one-year anniversary of such Date of Termination,
(c) if the Date of Termination occurs for any reason other than death of the Optionee or termination of the Optionee by the Company for cause, the three-month anniversary of such Date of Termination, or (d) if the Date of Termination occurs due to a termination of the Optionee by the Company for cause, the day following the Date of Termination.

        4. Method of Option Exercise. This option may be exercised only by delivery to the Company of an exercise notice (in such form as the Company shall prescribe from time to time) specifying the number of Shares which the Optionee elects to purchase accompanied by payment of the Exercise Price per Share for each Share over which the option is being exercised. Purchase of the Shares shall be made by check or any other form of payment that is permitted under the Plan as in effect on the Grant Date.

        5. Tax Withholding. No Shares will be delivered to the Optionee or any other person pursuant to the exercise of this option until the Optionee has made arrangements acceptable to the Company for the satisfaction of all applicable tax withholding obligations.

        6. Delivery of Stock Certificate. Following proper exercise of this option and the withholding of applicable taxes, the Company will deliver to the Optionee a stock certificate for the Shares purchased in accordance with the terms of the Plan and this Agreement.

        7. Transferability. This option is not transferable by the Optionee other than by will or the laws of descent and distribution, and is exercisable, during the Optionee's lifetime, only by the Optionee.

        8. Incentive Stock Option. This option is intended to constitute an "incentive stock option" as that term is used in section 422 of the Code. To the extent that the aggregate fair market value (determined at the time of grant) of Shares with respect to which incentive stock options are exercisable for the first time by the Optionee during any calendar year under all stock option plans of the Company (or any parent or subsidiary of the Company) exceeds $100,000, the options or portions thereof which exceed such limit shall be treated as nonqualified stock options.

        9. Copy of Plan. This option has been granted pursuant to the Plan, a copy of which has been delivered to the Optionee and is also available at the offices of the Company at the Optionee's request.


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



        10. Definitions. All defined terms not otherwise defined herein shall be as defined in the Plan.

        IN WITNESS WHEREOF, Optionee has executed this Agreement and the Company has caused this Agreement to be executed in its name, all as of the Grant Date.

                                           THE SMITH & WOLLENSKY
                                           RESTAURANT GROUP, INC.



                                           By:/s/ Alan M. Mandel
                                              ------------------------------
                                              Name:  Alan M. Mandel
                                              Title: Chief Financial Officer


                                           /s/ Alan N. Stillman
                                           ---------------------------------
                                           Optionee




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